

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2013

Via E-mail
Herbjǿrn Hansson
Chief Executive Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

Re: Nordic American Tankers Limited
Amendment No. 1 to Registration Statement on Form F-3
Filed June 28, 2013
File No. 333-187400

Dear Mr. Hannson:

We have reviewed your response to our letter dated April 8, 2013 and have the following additional comments.

Exhibit 5.1

1. We note your response to prior comment 3; however, we continue to believe that the assumptions in paragraph (h) are not appropriate. The assumptions in paragraph (h) appear necessary to the legal conclusion that the actions required by Bermuda law to approve the issuance of the securities have been taken and that the securities will be issued in compliance with the requirements of Bermuda law, the registrant's certificate of incorporation and its bylaws, and the resolutions approving the issuance of those securities. Additionally, to the extent a component of the assumption in paragraph (h) is a question of fact, it would appear to be a material fact or otherwise readily ascertainable. As to matters of fact, counsel may rely on a certificate of an officer of the corporation. Please have counsel revise accordingly.

2. We note your response to prior comment 4. Purchasers in the offering are entitled to rely unconditionally on the legality opinion. Please have counsel revise the first paragraph under "Disclosure" on page 3 and remove the second sentence of the last paragraph on page 3 accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Gary J. Wolfe, Esq.
   Seward & Kissel